UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Applied Signal Technology, Inc.

(Name of Subject Company)

RN Acquisition Company

(Offeror)

a wholly owned subsidiary of

Raytheon Company

(Parent of Offeror)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

038237103

(CUSIP Number of Class of Securities)

Jay B. Stephens, Esq.

Raytheon Company

870 Winter Street

Waltham, MA 02451

(781) 522-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gary E. Thompson, Esq.

Hunton & Williams LLP

951 E. Byrd Street

Riverfront Plaza, East Tower

Richmond, VA 23219

(804) 788-8787

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$559,706,712.00	$64,981.95

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 14,729,124 shares of Applied Signal Technology, Inc. common stock (representing the number of shares, including shares of common stock outstanding and options) by $38.00 per share, which is the offer price.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .0001161.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) RN Acquisition Company, a California corporation (the “Purchaser”), and a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, without par value (the “Shares”), of Applied Signal Technology, Inc., a California corporation (“AST”), at a purchase price of $38.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

References to specific sections of the Offer to Purchase herein refer to the numbered sections under the heading “The Tender Offer,” except for references to the “Summary Term Sheet” and “Introduction” headings.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Applied Signal Technology, Inc., a California corporation. AST’s principal executive offices are located at 460 West California Avenue, Sunnyvale, California 94086, and its telephone number is (408) 749-1888.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all of the Shares at a purchase price of $38.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. AST has advised Parent and the Purchaser that, as of the close of business on December 28, 2010, there were (i) 14,029,294 Shares outstanding (including 597,580 unvested restricted shares) and (ii) 1,491,983 Shares authorized and reserved for issuance under equity incentive plans (including options to purchase 699,830 Shares).

(c) Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” “Certain Effects of the Offer” and “Certain Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Certain United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with AST” and “Purpose of the Offer; Plans for AST” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with AST,” “Purpose of the Offer; Plans for AST” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Price Range of the Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for AST,” “The Merger Agreement; Other Agreements” and “Dividends and Distributions” is incorporated herein by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Merger Agreement; Other Agreements” and “Certain Conditions of the Offer” is incorporated herein by reference.

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with AST,” “Purpose of the Offer; Plans for AST” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for AST,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer,” “Certain Legal Matters; Regulatory Approvals” and “Dissenters’ Rights” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2010

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on December 30, 2010

(a)(1)(G)	Press Release issued by Raytheon Company, dated December 20, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Raytheon Company with the Securities and Exchange Commission on December 20, 2010)

(a)(1)(H)	Presentation by Raytheon Company distributed to the employees of Applied Signal Technology, Inc. on December 20, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Raytheon Company with the Securities and Exchange Commission on December 20, 2010)

(a)(1)(I)	Press Release issued by Raytheon Company, dated December 30, 2010, announcing the commencement of the Offer

(d)(1)	Agreement and Plan of Merger, dated as of December 18, 2010, among Raytheon Company, RN Acquisition Company and Applied Signal Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Applied Signal Technology, Inc. with the Securities and Exchange Commission on December 20, 2010)

(d)(2)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Milton E. Cooper

(d)(3)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and John P. Devine

(d)(4)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and David D. Elliman (and certain affiliates)

(d)(5)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Marie S. Minton

(d)(6)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Robert J. Richardson

(d)(7)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Dr. John Treichler (and certain affiliates)

(d)(8)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and William B. Van Vleet III

(d)(9)	Mutual Nondisclosure Agreement, dated as of October 19, 2010, between Applied Signal Technology, Inc. and Raytheon Company

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RN Acquisition Company

By:	/S/ KATHRYN GILCHRIST SIMPSON
Name:	Kathryn Gilchrist Simpson
Title:	President

Dated: December 30, 2010

Raytheon Company

By:	/S/ KATHRYN GILCHRIST SIMPSON
Name:	Kathryn Gilchrist Simpson
Title:	Vice President, Legal — Corporate Transactions and Governance

Dated: December 30, 2010

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2010

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on December 30, 2010

(a)(1)(G)	Press Release issued by Raytheon Company, dated December 20, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Raytheon Company with the Securities and Exchange Commission on December 20, 2010)

(a)(1)(H)	Presentation by Raytheon Company distributed to the employees of Applied Signal Technology, Inc. on December 20, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Raytheon Company with the Securities and Exchange Commission on December 20, 2010)

(a)(1)(I)	Press Release issued by Raytheon Company, dated December 30, 2010, announcing the commencement of the Offer

(d)(1)	Agreement and Plan of Merger, dated as of December 18, 2010, among Raytheon Company, RN Acquisition Company and Applied Signal Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Applied Signal Technology, Inc. with the Securities and Exchange Commission on December 20, 2010)

(d)(2)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Milton E. Cooper

(d)(3)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and John P. Devine

(d)(4)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and David D. Elliman (and certain affiliates)

(d)(5)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Marie S. Minton

(d)(6)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Robert J. Richardson

(d)(7)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Dr. John Treichler (and certain affiliates)

(d)(8)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and William B. Van Vleet III

(d)(9)	Mutual Nondisclosure Agreement, dated as of October 19, 2010, between Applied Signal Technology, Inc. and Raytheon Company